Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143755

Prospectus Supplement No. 10
(to Prospectus dated December 10, 2007)

CLEVELAND BIOLABS, INC.
5,514,999 Shares

This Prospectus Supplement No. 10 supplements and amends the prospectus dated December 10, 2007 (the “Prospectus”) relating to the offer and sale of up to 5,514,999 shares of our common stock which may be offered from time to time by the selling stockholders identified in the Prospectus for their own accounts. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the original Prospectus.

This Prospectus Supplement No. 10 includes the attached Form 8-K of Cleveland BioLabs, Inc. dated February 17, 2009, as filed by us with the Securities and Exchange Commission.

This Prospectus Supplement No. 10 modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement No. 10. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 8 of  the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 10 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is February 18, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): February 13, 2009

CLEVELAND BIOLABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32954	20-0077155
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

73 High Street
Buffalo, New York 14203
(Address of principal executive offices)

Registrant’s telephone number, including area code: (716) 849-6810

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement

Securities Purchase Agreement

On February 13, 2009, Cleveland BioLabs, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with various accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers an aggregate of approximately 170 shares (the “Shares”) of Series D Convertible Preferred Stock, with a par value of $0.005 per share and a stated value of $10,000 per share (“Series D Preferred”), and Common Stock Purchase Warrants (the “Warrants”) to purchase an aggregate of 919,876 shares of the Company’s Common Stock, par value $0.005 per share (“Common Stock”).  Each share of Series D Preferred is convertible initially into approximately 5,405.5 shares of Common Stock, subject to the adjustment as described below.  The sale of the Shares and the Warrants pursuant to the Purchase Agreement (the “Transaction”) was consummated on February 13, 2009.

The aggregate purchase price paid by the Purchasers for the Shares and the Warrants was approximately $1,700,000 (representing $10,000 for each Share together with a Warrant to purchase approximately 5,405.5 shares of Common Stock).  After related fees and expenses, the Company received net proceeds of approximately $1,250,000.  The Company intends to use the proceeds for working capital purposes.

In consideration for its services, the placement agent will receive cash compensation and Warrants to purchase an aggregate of approximately 91,988 shares of Common Stock.

In the aggregate, the Series D Preferred and Warrants issued in the transaction (including those to be issued to the placement agent) are convertible into, and exercisable for, as of the date hereof, approximately 1,931,740 shares of Common Stock.

The Purchasers have certain rights to participate in future equity or equity linked financings of the Company.  Also, until February 13, 2012, if the Company effects a preferred stock or debt financing, each Purchaser that still holds Shares may elect to exchange them for the preferred stock or debt issued in the financing on the basis of $0.90 in stated value or principal amount, as applicable, of such preferred stock or debt for each $1.00 of outstanding stated value of Series D Preferred.  There are various other affirmative and negative covenants in the Purchase Agreement.

Terms of the Series D Preferred

To designate and establish the shares of Series D Preferred, the Company’s Board of Directors approved, and on February 13, 2009, the Company filed with the Delaware Secretary of State, a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Certificate of Designation”).

Dividends, Liquidation and Distributions; Rank

No dividends are payable on the Series D Preferred, except that if the Company pays any dividends on the Common Stock, the Series D Preferred will participate on an as-converted basis.  The Series D Preferred ranks junior to the Company’s Series B Convertible Preferred Stock (“Series B Preferred”) and senior to all shares of Common Stock and other capital stock of the Company.  As long as any share of Series B Preferred is outstanding, (a) the Company may not make any distributions on the Series D Preferred, unless either (i) each holder of the outstanding Series B Preferred has been paid in full all dividends and other distributions to which such holder is then entitled or (ii) the holders of a majority of the Series B Preferred have consented to the distribution, and (b) the Company may not redeem any of the Series D Preferred.  In no event may the Company redeem or pay any cash distributions on Series D Preferred except in each case out of funds legally available therefor.

Conversion

Each share of Series D Preferred is convertible into a number of shares of Common Stock equal to (1) the stated value of the share ($10,000), divided by (2) $1.85, subject to adjustment as discussed below (the “Conversion Price”).

If the Company does not (i) receive authorization from the FDA to initiate “double-blind” clinical trials to evaluate the safety, pharmacokinetics and pharmacodynamics of CBLB502 in healthy human volunteers by December 31, 2009, or (ii) file its biologic license application for use of CBLB502 for the mitigation of acute radiation syndrome in individuals exposed to whole body radiation by December 31, 2010 (each a “Milestone”), then, upon missing either Milestone, the Conversion Price will, unless the closing price of the Common Stock is greater than $3.69 (subject to adjustment) on the date the Milestone is missed, be reduced to 80% of the Conversion Price in effect on that date (the “Milestone Adjustment”).  In addition to the Milestone Adjustment, (a) on August 13, 2009 (the “Initial Adjustment Date”), the Conversion Price shall be reduced to 95% of the then Conversion Price, and (b) on each three month anniversary of the Initial Adjustment Date (each, an “Adjustment Date”), the then Conversion Price shall be reduced by $0.05 (subject to adjustment).  The Conversion Price is also subject to proportional adjustment in the event of any stock split, stock dividend, reclassification or similar event with respect to the Common Stock and to “full ratchet” anti-dilution adjustment in the event of any Dilutive Issuance (as defined in the Certificate of Designation).

If the closing price for each of any 20 consecutive trading days after the effective date of the initial registration statement filed pursuant to the Registration Rights Agreement (as defined below) (the “Effective Date”) exceeds 300% of the then effective Conversion Price and various other equity conditions are satisfied, the Series D Preferred will automatically convert into shares of Common Stock.

Voting

The holders of the Series D Preferred have no voting rights except with respect to specified matters affecting the rights of the Series D Preferred.

Maturity

At any time after February 13, 2012, the Company may, if various equity conditions are satisfied, elect either to redeem any outstanding Series D Preferred in cash or to convert any outstanding Series D Preferred into shares of Common Stock at the Conversion Rate then in effect.

Sinking Fund

If the Company (a) receives any cash funds from fees, royalties or revenues as a result of the license of any of its intellectual property (such net proceeds the “IP Proceeds”), (b) pursuant to awards made after the date hereof, receives cash funds from development grants from any government agency for the development of (i) anti-cancer applications of any of the Company’s curaxin compounds or (ii) anti-cancer or biodefense applications for the Company’s CBLB502 compound (the “Governmental Grant Proceeds”), then the Company must deposit (i) 40% of the IP Proceeds, (ii) 20% of the Governmental Grant Proceeds and (iii) any other funds that the Company voluntarily wants to contribute into an escrow account (the “Sinking Fund”).  At any time after the later of the Effective Date and the 6-month anniversary of the initial contribution by the Company to the Sinking Fund, but no more than once in every 6-month period, the Company will be required to use the funds then in the Sinking Fund to redeem outstanding shares of Series D Preferred from the holders on a pro rata basis, at a premium of 15% to the stated value through February 13, 2010, and 20% thereafter, except those of such shares that the holders elect to convert, which will be converted using the same premium to the stated value.  After the shares are redeemed or converted, any remaining funds in the Sinking Fund (i.e., those funds that would have been used to redeem shares that were instead converted) may be withdrawn from the Sinking Fund by the Company and used by the Company in its discretion.

Triggering Events

In the event of a Triggering Event (as defined in the Certificate of Designation and described below), any holder of Series D Preferred may require the Company (A) to redeem all of its Series D Preferred shares, at a redemption price representing a premium to the stated value of the Series D Preferred (determined in accordance with the Certificate of Designation), payable in cash or shares of Common Stock (depending on the nature of the Triggering Event, the election of the holder and/or limitations imposed by the certificate of designation for the Series B Preferred), or (B) under certain circumstances, reduce the Conversion Price then in effect as provided in the Certificate of Designation. Triggering Events include, among other things, bankruptcy related events, certain monetary judgments against the Company, a Change of Control Transaction (as defined in the Certificate of Designation) and various types of failures to perform under, and breaches of, the transaction documents.

Warrants

The Warrants have a seven-year term and an initial exercise price of $2.60.  The Warrants are exercisable in cash, but if the registration statement to be filed pursuant to the Registration Rights Agreement is not effective and available to a holder of the Warrants after the earlier of (1) the one year anniversary of the Purchase Agreement and (2) the completion of the applicable holding period required pursuant to Rule 144 under the Securities Act of 1933, such holder may also exercise the Warrants on a cashless (net issue) basis.

The exercise price of, and number of shares subject to the Warrants are subject to proportional adjustment in the event of any stock splits, stock dividend, reclassifications or similar event with respect to the Common Stock.  The exercise price is also subject to reduction pursuant to “full ratchet” anti-dilution provisions similar to those in the Certificate of Designation.

Registration Rights Agreement

In connection with the Purchase Agreement, the Company also entered into a Registration Rights Agreement with the Purchasers, dated as of February 13, 2009 (the “Registration Rights Agreement”).  Under the Registration Rights Agreement, the Company granted the Purchasers certain registration rights with respect to the Common Stock issuable upon conversion of the Series D Preferred and exercise of the Warrants.

Stockholder Approval and Voting Agreements

Under the NASDAQ rules, the Company may not issue more than an aggregate of 2,770,160 shares of Common Stock upon the conversion of the Series D Preferred and the exercise of the Warrants into Common Stock unless stockholder approval is obtained, and the Certificate of Designation reflects this limitation.  In addition, stockholder approval is also required for an amendment to the Company’s charter to provide for an increase in authorized shares of Common Stock from 40,000,000 to no less than 60,000,000.  Under the Purchase Agreement, the Company is required to seek these approvals at a meeting of its stockholders.

On February 13, 2009, the Company entered into a Voting Agreement with Bernard L. Kasten, James J. Antal, Paul E. DiCorleto, Michael Fonstein, Andrei Gudkov, Yakov Kogan, H. Daniel Perez, John A. Marhofer, Jr. and The Cleveland Clinic Foundation, under which each of them agreed to vote in favor of these approvals.  In the aggregate, these parties to the Voting Agreement held approximately 29.3% of the Company’s outstanding voting stock as of February 12, 2009.

The Company intends to file a proxy statement and other relevant documents concerning the transaction described above with the SEC.  The proxy statement will be distributed to the Company’s stockholders in connection with a meeting of stockholders.  Stockholders are urged to read the proxy statement, the documents incorporated by reference in the proxy statement, the other documents filed with the SEC and the other relevant materials when they become available because they will contain important information about the transaction.  Investors will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov).  The directors, executive officers, and certain other members of management and employees of the Company and its subsidiaries are participants in the solicitation of proxies in favor of approval of the transaction and related matters from the stockholders of the Company.  Information about the directors and executive officers of the Company is set forth in its proxy statement for the 2008 annual meeting of stockholders filed with the SEC on April 1, 2008.  Additional information regarding the interests of such participants will be included in the transaction-related proxy statement and the other relevant documents filed with the SEC when they become available.

Impact of the Transaction on Series B Preferred, Series B Warrants and Series C Warrants

Immediately after the completion of the Transaction, the conversion price of the Company’s Series B Preferred was adjusted, pursuant to weighted-average anti-dilution provisions, from $7.00 to $6.25, causing the conversion rate of Series B Preferred into Common Stock to change from 1-to-1 to approximately 1-to-1.12.  This has the effect of increasing the number of shares of Common Stock into which the outstanding Series B Preferred are convertible from 3,160,974 to 3,540,291.  In addition, the exercise prices of the Company’s Series B Warrants and Series C Warrants were adjusted, pursuant to weighted-average anti-dilution provisions, to $9.20 and $9.76, respectively, from the original exercise prices of $10.36 and $11.00.  In addition to the adjustment to the exercise prices of the Series B Warrants and the Series C Warrants, the aggregate number of shares issuable upon exercise of the Series B Warrants and the Series C Warrants increased to approximately 2,663,791 and 301,006 respectively, from 2,365,528 and 267,074.

Item 3.02.    Unregistered Sales of Equity Securities

The information contained in Item 1.01 is hereby incorporated by reference. The Series D Preferred and the Warrants were sold in a transaction exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof and Rule 506 of Regulation D thereunder. Each Purchaser represented that it was an “accredited investor” as defined in Regulation D.

Item 5.03.    Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year

The information contained in Item 1.01 is hereby incorporated by reference. The Certificate of Designation, which authorizes a total of 1,300 shares of Series D Preferred, was filed with the Delaware Secretary of State on February 13, 2009 and was effective upon filing.

Item 8.01.    Other Events

On February 17, 2009, the Company issued a press release announcing the Transaction described in Item 1.01.  A copy of the press release is attached as Exhibit 99.1.

Item 9.01.    Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated February 17, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEVELAND BIOLABS, INC.

Date: February 17, 2009	By:	/s/ Michael Fonstein
Michael Fonstein
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 17, 2009.

FOR IMMEDIATE RELEASE

CLEVELAND BIOLABS CONSUMMATES PRIVATE PLACEMENT
OF SERIES D PREFERRED STOCK AND COMMON
STOCK WARRANTS

Buffalo, NY – February 17, 2009 Cleveland BioLabs, Inc. (NASDAQ:  CBLI) (the “Company”) announced today that it has raised approximately $1,700,000 in capital through a private placement of approximately 170 shares of series D convertible preferred stock, with a stated value of $10,000 per share (“Series D Preferred”), and warrants to purchase an aggregate of 919,876 shares of the Company’s common stock.  The Company intends to use the proceeds of the private placement for working capital purposes.  The Company is continuing with efforts to raise additional capital on the same terms and conditions.

The Series D Preferred does not accrue dividends, ranks junior to the Company’s Series B Convertible Preferred Stock and senior to all shares of Common Stock and other capital stock of the Company and is redeemable or convertible by the Company commencing on February 13, 2012 (subject to various conditions).  Initially, each share of Series D Preferred is convertible into approximately 5,405.5 shares of Common Stock at the initial conversion price of $1.85.  The conversion price is subject to automatic reduction in a fixed amount on a periodic basis (commencing on August 13, 2009) and also is subject to reduction if certain scientific milestones are not met by the Company.  The warrants have a seven-year term and an initial exercise price of $2.60.

At its annual meeting of stockholders, the Company intends to seek approval of various matters relating to the transaction.  Directors, executive officers and certain large stockholders of the Company who together hold approximately 29.3% of the total voting power of the outstanding capital stock of the Company eligible to vote as of  the date of the issuance have agreed to vote in favor of these approvals.

The Company intends to file a Current Report or Form 8-K with the Securities and Exchange Commission today, which will include a more detailed description of the transaction.

About Cleveland BioLabs, Inc.
Cleveland BioLabs, Inc. is a drug discovery and development company leveraging its proprietary discoveries around programmed cell death to develop treatments for cancer and protection of normal tissues from exposure to radiation and other stresses.  The Company has strategic partnerships with the Cleveland Clinic, Roswell Park Cancer Institute, ChemBridge Corporation and the Armed Forces Radiobiology Research Institute.  To learn more about Cleveland BioLabs, Inc., please visit the company's website at http://www.cbiolabs.com.

Cautionary Note Regarding Forward-Looking Statements
Certain statements included in this press release are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The transaction described above does not assure that the Company’s business or financial results will be successful or that the Company will not need to raise additional capital.  The Company may not be able to raise needed additional capital on the same terms as those in the transactions described above or on any other terms.  Factors that may affect the business or financial results or condition of the Company include the availability of capital, the progress and outcome of clinical trials and obtaining necessary regulatory approvals and are described more extensively in the Company’s filings with the SEC.  Stockholders and other readers are urged to consider these risks carefully in evaluating the forward-looking statements made herein and are cautioned not to place undue reliance on such forward-looking statements.  The forward-looking statements made herein are only made as of the date of this press release and, except as expressly required by the federal securities laws, the Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events, circumstances or development.

Additional Information
The Company intends to file a proxy statement and other relevant documents concerning the transaction described above with the SEC.  The proxy statement will be distributed to the Company’s stockholders in connection with a meeting of stockholders.  Stockholders are urged to read the proxy statement, the documents incorporated by reference in the proxy statement, the other documents filed with the SEC and the other relevant materials when they become available because they will contain important information about the transaction.  Investors will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov).  The directors, executive officers, and certain other members of management and employees of the Company and its subsidiaries are participants in the solicitation of proxies in favor of approval of the transaction and related matters from the stockholders of the Company.  Information about the directors and executive officers of the Company is set forth in its proxy statement for the 2008 annual meeting of stockholders filed with the SEC on April 1, 2008.  Additional information regarding the interests of such participants will be included in the transaction-related proxy statement and the other relevant documents filed with the SEC when they become available.

The preferred stock and warrants described in this press release will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Contact:
Rachel Levine, Director Corporate Development & Communications
Cleveland BioLabs, Inc.
T: (646) 284-9439
E: rlevine@cbiolabs.com